Exhibit 99.141

Fire & Flower Holdings Corp.

2021 ANNUAL INFORMATION FORM

April 30, 2021

TABLE OF CONTENTS

GENERAL MATTERS AND FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	14
RISK FACTORS	25
DIVIDENDS AND DISTRIBUTIONS	38
DESCRIPTION OF CAPITAL STRUCTURE	38
MARKET FOR SECURITIES	41
PRIOR SALES	42
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	42
DIRECTORS AND OFFICERS	43
COMMITTEES	46
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	47
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	47
REGISTRAR AND TRANSFER AGENT	47
INTERESTS OF EXPERTS	47
MATERIAL CONTRACTS	48
ADDITIONAL INFORMATION	48
SCHEDULE “A”	A-1

2021 ANNUAL INFORMATION FORM

Fire & Flower Holdings Corp.

GENERAL MATTERS AND FORWARD-LOOKING STATEMENTS

This annual information form for the year ended January 30, 2021 (the “Annual Information Form” or the “AIF”) is dated as of April 30, 2021 and, unless otherwise noted or the context otherwise requires, “Corporation” shall refer to Fire & Flower Holdings Corp., and the term “cannabis” has the meaning given to the term “cannabis” in the Cannabis Act, S.C. 2018, c. 16 (the “Cannabis Act”).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF, and in the documents incorporated by reference in this AIF, constitute “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws and are based on assumptions, expectations, estimates and projections as of the date of this AIF. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, among other things, statements relating to:

●	the performance of the Corporation’s business and operations;

●	the expected timing and cost of the Corporation’s business objectives and milestones;

●	the intention to grow the business, operations and potential activities of the Corporation;

●	the intended expansion of the Corporation’s operations, its costs and receipt of all requisite regulatory approvals to complete such expansion and increase sale capacity;

●	the competitive conditions of the industry;

●	the applicable laws, regulations and any amendments thereof;

●	the competitive and business strategies of the Corporation;

●	the grant, timing and impact of any licence or supplemental licence to conduct activities or any amendments thereof;

●	the intention of the Corporation to complete any offering of securities;

●	the intention of the Corporation to make certain elections;

●	the impact of the novel strain of the coronavirus (“COVID-19”) on the business and operations of the Corporation.

Forward-looking statements are provided for the purposes of assisting the reader in understanding the Corporation’s operations and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the forward-looking statements may not be appropriate for any other purpose. Such assumptions include, but are not limited to, assumptions regarding: (a) the demand for the Corporation’s products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide access to capital on acceptable terms; (d) general economic trends and conditions; (e) the expected actions of third parties; (f) the Corporation’s future growth prospects and business opportunities; (g) the expected growth in the amount of cannabis sold by the Corporation and the expected size of and pricing of products in the recreational cannabis market; (h) expectations with respect to the renewal and/or extension of the Corporation’s licences and permits; (i) capital cost of the Corporation’s expected expansion; (j) the competitive conditions of the cannabis industry; (k) the applicable laws, regulations and any amendments thereof; (l) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (m) the Corporation’s ability to comply with applicable governmental regulations and standards; (n) the Corporation’s success in implementing its strategies and achieving its business objectives; (o) the number of stores to be operated by the Corporation; and (p) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Corporation’s business, financial position or results of operations.

The Corporation believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward- looking statements included in this AIF should not be unduly relied upon by investors as actual results may vary. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Corporation undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. These statements speak only as of the date of this AIF and are expressly qualified, in their entirety, by this cautionary statement. The Corporation’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

The forward-looking statements contained herein and in other reports filed by the Corporation and made by the Corporation’s directors, officers and other persons authorized to speak on the Corporation’s behalf are expressly qualified in their entirety by these cautionary statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated as “Cinaport Acquisition Corp. II” under the Business Corporations Act (Ontario) (“OBCA”) on December 12, 2017. On February 7, 2019, the Corporation filed articles of amendment to change its name from “Cinaport Acquisition Corp. II” to “Fire & Flower Holdings Corp.” (the “Name Change”). On February 12, 2019, the Corporation continued (the “Continuance”) from a company operating under the OBCA to a company operating under the Canada Business Corporations Act (“CBCA”). The Name Change and Continuance were completed in connection with the business combination (the “Qualifying Transaction”) involving the Corporation and Fire & Flower Inc. (“Old FFI”) which resulted in a reverse take-over of the Corporation by Old FFI pursuant to a “three-cornered amalgamation” among the Corporation, Old FFI and 11048449 Canada Inc. (a wholly-owned subsidiary of the Corporation) (“Subco”). Pursuant to the terms of the Qualifying Transaction, Old FFI and Subco amalgamated to form Fire & Flower Inc. (“FFI”) – a wholly-owned subsidiary of the Corporation. The Qualifying Transaction was completed on February 13, 2019.

The Corporation’s registered and head office is located at 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8.

Inter-Corporate Relationships

The following chart outlines the inter-corporate relationships between the Corporation and its material wholly-owned subsidiaries.

Old FFI was a corporation existing under the CBCA and was incorporated pursuant to a certificate of incorporation issued under the CBCA on March 17, 2017 under the name 10150266 Canada Inc. The articles of incorporation of Old FFI were subsequently amended on:

(a)	November 24, 2017 to change the name of the company from “10150266 Canada Inc.” to “Fire & Flower Inc.”;

(b)	December 6, 2017 to subdivide all of the issued and outstanding common shares of the company on a 1:5,000 basis;

(c)	March 6, 2018 to change the province of the company’s registered office from Ontario to Alberta; and

(d)	April 9, 2018 to subdivide all of the issued common shares of the company on a 1:10 basis.

On February 13, 2019, Old FFI amalgamated with Subco to form FFI – whereby FFI assumed all of the assets and liabilities of Old FFI and Subco.

10926671 Canada Inc. (d/b/a “Open Fields Distribution”) (“Open Fields”) was incorporated under the CBCA on August 1, 2018.

Hifyre Inc. (“Hifyre”) was incorporated under the OBCA on March 27, 2009 under the name “Kardeo Inc”. Old FFI acquired all of the issued and outstanding securities of Hifyre on July 20, 2018 pursuant to the terms of a share purchase agreement of the same date. On December 6, 2018, Hifyre filed articles of amendment to change its name from “Kardeo Inc.” to “Hifyre Inc.”.

Friendly Stranger Holdings Corp. (“Friendly Stranger”) was incorporated under the OBCA on October 4, 2018. On December 1, 2020 FFI acquired all of the issued and outstanding securities of Friendly Stranger pursuant to the terms of a share purchase agreement dated November 1, 2020. See “General Development of the Business – Fiscal 2020”.

11180703 Canada Inc. (d/b/a “Hi-Line Ventures”) (“Hi-Line Ventures”) was incorporated on January 7, 2019. Hi-Line Ventures has the worldwide, non-exclusive, non-assignable right to use intellectual property of FFI, Friendly Stranger and Hifyre pursuant to licence agreements including the Fire & Flower™, Friendly Stranger™, Happy Dayz™, Hotbox™ and Hifyre™ brands. Hi-Line Ventures’ business consists of sublicensing intellectual property to third parties in connection with the Corporation’s licensing activities. See “Description of the Business – Proprietary Protection”.

GENERAL DEVELOPMENT OF THE BUSINESS

On June 6, 2018, the Corporation completed its initial public offering of 5,400,000 common shares in the capital of the Corporation at a price of $0.10 per share for aggregate gross proceeds of $540,000 and became listed on the TSX Venture Exchange (the “TSXV”). Until the completion of the Qualifying Transaction, the Corporation was a “capital pool company” as defined under the policies of the TSXV. Accordingly, the Corporation’s business from the date of incorporation until the completion of the Qualifying Transaction was limited to the identification and evaluation of businesses and assets with a view to completing a “qualifying transaction” as defined in the policies of the TSXV, and completing financing transactions in respect thereof. Until the completion of the Qualifying Transaction, the Corporation did not conduct commercial operations.

On October 31, 2018, the Corporation entered into an acquisition agreement with Old FFI and Subco which set out the terms of the Qualifying Transaction (see “Corporate Structure”). In connection with the completion of the Qualifying Transaction: (a) on February 7, 2019, the Corporation filed articles of amendment under the OBCA to: (i) change its name to “Fire & Flower Holdings Corp.”; and (ii) consolidate its share capital on a 10.64814815 to 1 basis (each post-consolidation share of the Corporation, a “Common Share”); and (b) on February 12, 2019, the Corporation filed articles of continuance to continue from the jurisdiction of Ontario to the federal jurisdiction of Canada. On February 13, 2019, the Corporation completed the Qualifying Transaction (see “Corporate Structure”). Immediately following the completion of the Qualifying Transaction, the Corporation filed articles of amendment to provide the Corporation with certain redemption rights as further set out under “Description of Capital Structure”.

The following sets out the general development of the Corporation’s business during the last two fiscal years of the Corporation, the only fiscal years in which it has been operational.

Fiscal 2019

Contemporaneous with the closing of the Qualifying Transaction, the Corporation and certain licensed producers (as such term is defined in the Cannabis Act, “Licensed Producers”) that were holders of certain 8.0% convertible debentures issued in 2018 agreed to amend the terms of $20,000,000 principal amount of such debentures (the “LP Debentures”).

Contemporaneous with the closing of the Qualifying Transaction, the Corporation entered into securities exchange agreements with certain Licensed Producers who were shareholders of Old FFI immediately prior to the completion of the Qualifying Transaction, pursuant to which up to $5,800,000 principal amount of convertible debentures (the “Share Debentures”) could be converted into up to an aggregate amount of 7,250,000 Common Shares.

On February 13, 2019, FFI entered into a consulting services agreement (“Consulting Services Agreements”) with two of the winners selected in the lottery held by the Alcohol and Gaming Commission of Ontario (“AGCO”). Pursuant to the terms of the Consulting Services Agreements FFI provided (a) advisory and consulting services; (b) a letter of credit for all application fees in connection with each lottery winners’ retail operator licence (“Operator Licence”) and retail store authorization (“Store Authorization”); (c) a non-exclusive licence to use certain of FFI’s intellectual property, including the Fire & Flower™ brand; and (d) certain non-refundable payments to be made to each lottery winner. The Consulting Services Agreements provided FFI the option to purchase each lottery winners’ interest in their respective cannabis retail store, subject to compliance with applicable law. The lottery winners subsequently transferred all of their interests in the applicable retail stores in Ottawa and Kingston to 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), respectively.

On May 13, 2019, the Corporation acquired four (4) licensed retail store locations in the province of Saskatchewan from Prairie Sky Cannabis Inc. for an aggregate purchase price of $12,882,140 comprised of $6,531,000 in cash and 4,961,832 Common Shares.

On May 24, 2019, $2,500,000 principal amount of the Share Debentures were converted, resulting in the issuance of 3,125,000 Common Shares to the debenture holder.

On May 28, 2019, the Corporation acquired certain assets from 1011173 B.C. Ltd. o/a “The Green Rhino” in relation to two (2) locations under development to operate cannabis retail stores in Vancouver, British Columbia for an aggregate purchase price of $8,000,000 comprised of $4,500,000 in cash and 2,692,306 Common Shares.

On May 29, 2019, the Corporation acquired all of the issued and outstanding shares of 2103430 Alberta Ltd., the developer of a proposed cannabis retail store in the Town of Banff, Alberta for an aggregate purchase price consisting of $1,000,000 in cash and 2,645,703 Common Shares.

On June 4, 2019, the Corporation and FFI entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Corporation proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia. Subsequent to the end of the fiscal year, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms and the Corporation and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna, which was completed on April 15, 2020 for a purchase price consisting of $450,000 in cash, $300,000 by way of promissory note and 2,408,715 Common Shares.

On June 26, 2019, the Corporation closed a bought deal private placement of 27,188 convertible debenture units at a price of $1,000 per unit for total gross proceeds of $27,188,000 (the “June 2019 Debentures”). Each unit was comprised of one $1,000 principal amount unsecured convertible debenture and 278 common share purchase warrants. The convertible debentures had a maturity date of one year from the closing date of the offering, bearing 8% interest per annum. Each warrant entitles the holder to purchase one common share of the Corporation for a period of 24 months following the close of the offering at an exercise price of $1.45. In connection with the private placement, the Corporation paid the underwriters 1,355,350 compensation warrants. Each compensation warrant is exercisable for one common share of the Corporation at a price of $1.20 per share until June 26, 2021.

On August 7, 2019, the Corporation graduated from the TSXV to the Toronto Stock Exchange (the “TSX”) and the Common Shares commenced trading on the TSX under the symbol “FAF”.

On October 7, 2019, the Corporation acquired all assets held by the certain wholly-owned subsidiaries of Cannabis Cowboy Inc. in connection with the in-progress development of eight (8) cannabis retail stores in Alberta for an aggregate purchase price of $5,570,239, consisting of $4,577,923 in cash and 826,930 Common Shares.

On October 17, 2019, the Corporation acquired all of the issued and outstanding shares of 102056025 Saskatchewan Ltd., the holder of a cannabis retail licence issued by the Saskatchewan Liquor and Gaming Authority (“SLGA”), from Mera Cannabis Corp. for an aggregate purchase price of $4,367,193, consisting of $1,600,000 in cash and 2,268,191 Common Shares.

On November 30, 2019, the remaining $3,300,000 principal amount of the Share Debentures was converted, resulting in the issuance of 4,125,000 Common Shares to the debenture holder.

Fiscal 2020

On February 11, 2020, FFI acquired all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742,074, consisting of $1,110,074 in cash and 800,000 Common Shares.

On February 13, 2020, the provisions of the LP Debentures were amended to provide for the forced conversion of the LP Debentures by the Corporation at its sole discretion, in the event the Common Shares have a closing trading price of not less than $0.70. Concurrently with such amendment, the Corporation issued 12,223,638 Common Shares for the forced conversion of all remaining $14,000,00 principal amount and unpaid accrued interest of the amended LP Debentures.

On February 28, 2020, FFI acquired all of the issued and outstanding shares of 267 Ontario for a total purchase price of $2,138,898, consisting of the settlement of receivables of $1,728,103 in cash and 753,431 Common Shares.

On April 21, 2020, the Corporation entered into a commitment letter (the “Commitment Letter”) to obtain up to an aggregate amount of $10 million, non-dilutive credit facilities with ATB Financial. The credit facilities are comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million that bears a variable interest rate of 1.75% plus the ATB Financial prime rate, and a term loan in the amount of $5 million that bears a variable interest rate of 1.50% plus the ATB Financial prime rate. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5 million, subject to ATB Financial’s consent and certain other customary conditions.

On June 26, 2020, at maturity and in accordance with their terms, the Corporation repaid $27.2 million in principal, and accrued and unpaid interest of the June 2019 Debentures.

On August 31, 2020, FFI completed the acquisition of 11522302 Canada Inc., the holder of an Operator Licence and Store Authorization in respect of a cannabis retail store located at 378 Yonge Street, Toronto, Ontario, for an aggregate of $750,000 in cash, plus net working capital and inventory.

On September 18, 2020, the Corporation received $10.3 million in proceeds from Alimentation Couche- Tard’s exercise of the A-1 Warrants (as defined below).

On October 22, 2020, FFI completed the acquisition of 2673801 Ontario Inc., the holder of an Operator Licence and Store Authorization in respect of a cannabis retail store located at 480 Bloor Street West, Toronto, Ontario, for an aggregate of $750,000 in cash, plus net working capital and inventory, and the issuance of 248,410 Common Shares.

On November 1, 2020, FFI completed the acquisition of Busboy Ventures Inc., the holder of an Operator Licence and two (2) Store Authorizations in respect of cannabis retail stores located at 1542 Jane Street, Unit #4, Toronto, Ontario and 1616 Wilson Avenue, Unit #1, Toronto, Ontario, for an aggregate of $800,000 in cash and the issuance of 2,198,655 Common Shares.

On November 1, 2020, the Corporation entered into a share purchase agreement (the “FSHC SPA”) with Friendly Stranger. The transaction closed on December 1, 2020. Pursuant to the terms of the FSHC SPA, FFI purchased all of the issued and outstanding shares of Friendly Stranger for an aggregate consideration of $25.3 million in Common Shares, subject to certain closing adjustments. The Corporation issued an aggregate of 31,297,342 Common Shares (subject to adjustment as contemplated in the FSHC SPA). At the time of closing, FSHC and its subsidiaries held a total of eight (8) Operator Licences and, as of the date of this AIF, holds a total of sixteen (16) Store Authorizations throughout the province of Ontario, operating under the Fire & Flower™, Friendly Stranger™, Happy Dayz™ and Hotbox™ retail brands.

On December 2, 2020 the Corporation established an at-the-market equity program (the “ATM Program”), pursuant to which the Corporation was authorized to sell up to an aggregate of $15 million of Common Shares from treasury to the public. All Common Shares sold under the ATM Program were to be made through the facilities of the TSX pursuant to the terms of an equity distribution agreement dated December 2, 2020 between the Corporation and ATB Capital Markets Inc. (the “Distribution Agreement”). The ATM Program was completed on February 9, 2021, with the Corporation having sold an aggregate of 16,568,400 Common Shares for aggregate gross proceeds of approximately $15 million.

On December 6, 2020, FFI completed the acquisition of Quad Nine Investments Inc., the holder of an Operator Licence and Store Authorization in respect of a cannabis retail store located at 717 College St, Toronto, Ontario, for an aggregate of $900,000 in cash plus net working capital and inventory, and the issuance of 124,069 Common Shares.

On December 21, 2020 the Corporation received $8.7 million in proceeds from Alimentation Couche-Tard’s exercise of the A-2 Warrants (as defined below).

Significant Financing Activities

Strategic Investment

On August 7, 2019, the Corporation issued to 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (TSX:ATD.A; ATD.B) (collectively “Alimentation Couche-Tard”), for an aggregate purchase price of $25,989,985.45: (a) $25,989,985.45 principal amount of 8.0% unsecured convertible debentures (the “ACT Debentures”); (b) 30,634,322 series A common share purchase warrants (the “Series A Warrants”); (c) 56,126,890 series B common share purchase warrants (the “Series B Warrants”); and (d) 110,703,926 series C common share purchase warrants (the “Series C Warrants” and, together with the Series A Warrants and the Series B Warrants (the “ACT Warrants”) (collectively, the “Strategic Investment”). Pursuant to the terms of the Strategic Investment, Alimentation Couche-Tard acquired the right, but not the obligation, to acquire that number of Common Shares that may result in Alimentation Couche-Tard holding 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures and Warrants are converted and exercised, respectively, in full.

Concurrent with the closing of the Strategic Investment, the Corporation and Alimentation Couche-Tard entered into an investor rights agreement (as amended, supplemented or amended and restated from time to time, the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, Alimentation Couche-Tard is entitled to designate one nominee (an “Investor Nominee”) for election to the board of directors of the Corporation (the “Board”). For so long as (a) the ACT Debentures remain outstanding in full; (b) Alimentation Couche-Tard owns at least 9.9% of the issued and outstanding Common Shares; or (c) Alimentation Couche-Tard is entitled (including pursuant to the exercise of certain participation and top-up rights as further set out in the Investor Rights Agreement), to acquire Common Shares, which, together with the other Common Shares held by Alimentation Couche-Tard, would represent at least 9.9% of the issued and outstanding Common Shares. Alimentation Couche-Tard shall also be entitled to designate a number of Investor Nominees (but in any event at least one (1) Investor Nominee) for election to the Board proportionate to its then Common Share ownership interest in the Corporation, rounded down to the extent that such entitlement would result in a fractional Investor Nominee. Mr. Stéphane Trudel has been appointed to the Board as Alimentation Couche-Tard’s Investor Nominee pursuant to the right afforded to Alimentation Couche-Tard under the Investor Rights Agreement.

In connection with the Strategic Investment, Alimentation Couche-Tard was granted certain registration rights as further set out in the Investor Rights Agreement. The Investor Rights Agreement also considers the issuance of additional Common Share purchase warrants to be issued to allow Alimentation Couche- Tard to maintain its ability to acquire 50.1% of the issued and outstanding Common Shares if the principal amount of ACT Debentures and ACT Warrants are converted and exercised, respectively, in full (including the exercise of such additional Common Share purchase warrants).

Alimentation Couche-Tard also agreed to a standstill pursuant to which, among other things, Alimentation Couche-Tard will not, without the prior written authorization of the Corporation and subject to customary carve-outs, directly or indirectly, or jointly and in concert with any other person, purchase, offer or agree to purchase or negotiate to purchase any securities or material assets of the Corporation or any of its subsidiaries until the earlier of (a) the date the Series A Warrants are exercised in full; and (b) June 30, 2021.

Pursuant to the terms of the ACT Debentures, to satisfy any accrued and unpaid interest owing on an interest payment date, the Corporation may elect to satisfy such amounts owing by the issuance of Common Shares at a price per Common Share equal to 95% of the 20-day VWAP of the Common Shares on the TSX on the date such accrued and unpaid interest is due. The Corporation made this election for the accrued and unpaid interest owing on the ACT Debentures as of December 31, 2020.

On July 23, 2020, the Corporation entered into an amending agreement (the “Amending Agreement”) with Alimentation Couche-Tard, to amend the terms of the ACT Debentures, the ACT Warrants and the Investor Rights Agreement to contemplate extension of the maturity of the ACT Debentures, early exercise of certain of the ACT Warrants, and adjustments to the pricing and terms of the ACT Debentures and ACT Warrants, as described in further detail below (collectively, the “Strategic Investment Amendments”).

The ACT Debentures were amended such that:

(i)	The conversion price is the lesser of: (A) the 20-day volume weighted average trade price (“VWAP”) of the Common Shares on the last trading day prior to Alimentation Couche- Tard delivering a notice of its intention to convert; and (B) $0.90;

(ii)	The maturity date is June 30, 2023, provided that if less than an aggregate of $20,000,000 principal amount of April 2020 Debentures (as defined herein) has been converted prior to the maturity date thereof (the “April 2020 Debenture Maturity Date”), then Alimentation Couche-Tard would have the right to accelerate the maturity date of the ACT Debentures to a date that is 60 days following the April 2020 Debenture Maturity Date;

(iii)	The Corporation has the ability to prepay the principal amount of the ACT Debentures and interest thereon by issuing Common Shares at a price equal to $0.75 per Common Share (subject to satisfaction of certain conditions precedent, including the Common Shares having a 20-day VWAP of at least $1.00 on the date the Corporation gives its notice of intention to convert); and

(iv)	The Corporation has the ability to repay the principal amount of ACT Debentures (with a three (3) month penalty) if (A) Alimentation Couche-Tard does not exercise all of the Series B Warrants on or before the expiry date of the ACT Warrants deemed Series B Warrants; or (B) Alimentation Couche-Tard does not fulfil any of its Series A Warrant Obligations (as defined herein).

The Series A Warrants, previously with an exercise price of $1.40, were amended such that:

(i)	13,146,469 of the Series A Warrants (the “A-1 Warrants”) have an exercise price equal to $0.78. As part of the Strategic Investment Amendments, Alimentation Couche-Tard exercised all of the A-1 Warrants on September 18, 2020 (the “A-1 Obligation”);

(ii)	10,505,779 of the Series A Warrants (the “A-2 Warrants”) have an exercise price equal to $0.83. Alimentation Couche-Tard exercised all of the A-2 Warrants on December 21, 2020 (the “A-2 Obligation”); and

(iii)	10,505,779 of the Series A Warrants (the “A-3 Warrants”) have an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021 (as may be extended) (the “Series A Expiry Date”). The A-3 Warrants would be exercisable at Alimentation Couche-Tard’s option, without any impact to the Series B and the Series C Warrants, unless Alimentation Couche-Tard delivers a notice to the Corporation prior to January 18, 2021 stating its intent at such time to exercise any number of A-3 Warrants on or before the Series A Expiry Date, in which case Alimentation Couche-Tard will be required to exercise such number of A-3 Warrants prior to exercising the Series B and Series C Warrants (together with the A-1 Obligation and the A-2 Obligation, the “Series A Warrant Obligations”). The Corporation did not receive a notice from Alimentation Couche-Tard stating its intent to exercise any number of A-3 Warrants on or before the Series A Expiry Date prior to January 18, 2021. Accordingly, the A-3 Warrants are exercisable at Alimentation Couche-Tard’s option, without any impact to the Series B and the Series C Warrants.

The Series B Warrants, previously with an exercise price of $1.875, were amended such that:

(i)	The exercise price of the Series B Warrants is now the lesser of: (A) $1.875; and (B) the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series B Warrants are exercised;

(ii)	The Series B Warrants are now exercisable at any time after January 1, 2022; and

(iii)	The expiry date of the Series B Warrants is now September 30, 2022.

The Series C Warrants were amended such that:

(i)	The exercise price of the Series C Warrants is now the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series C Warrants are exercised;

(ii)	The Series C Warrants are now exercisable at any time after October 1, 2022; and

(iii)	The expiry date of the Series C Warrants is now June 30, 2023.

The expiry date of all Series A Warrants, Series B Warrants and Series C Warrants would be extended in the event that the Corporation is in default of certain debt obligations, if and as applicable. In such event of default, the expiry date of such warrants will be extended to the date that is 75 days in the case of the Series A Warrants or 30 days in the case of the Series B Warrants and the Series C Warrants after such default has been cured pursuant to the terms of the applicable debt instrument.

The Investor Rights Agreement was also amended to consider the aforementioned amendments to the ACT Warrants. The participation right and top up right of Alimentation Couche-Tard as contemplated by the Investor Rights Agreement have been maintained. The Investor Rights Agreement was also amended such that:

(i)	Subject to certain allowances, the Corporation is restricted from incurring additional senior debt without the consent of Alimentation Couche-Tard; and

(ii)	The Investor Rights Agreement may be terminated by the Corporation in the event Alimentation Couche-Tard does not fulfil any of its Series A Warrant Obligations.

Private Placement – Green Acre Capital

On April 28, 2020, the Corporation completed two private placements led by Green Acre Capital for aggregate gross proceeds of $28 million (collectively, the “Offerings”). The Offerings were comprised of (i) a non-brokered private placement of 19,800 8.0% secured $1,000 principal amount convertible debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture for aggregate gross proceeds of $19.8 million (the “April 2020 Initial Debentures”), and (ii) a non-brokered private placement of 8,200 subscription receipts (the “April 2020 Subscription Receipts”) at a price of $1,000 per April 2020 Subscription Receipt for aggregate gross proceeds of $8.2 million (collectively the “April 2020 Debentures”). Upon the satisfaction of certain escrow release conditions on June 17, 2020 each April 2020 Subscription Receipt was automatically converted into a $1,000 principal amount Convertible Debenture. The April 2020 Debentures are governed by the terms of the debenture indenture (the “Indenture”) entered into between the Corporation and Computershare Trust Company of Canada (“CTCC”) dated April 28, 2020.

Pursuant to the terms of the Investor Rights Agreement, Alimentation Couche-Tard exercised its participation rights in respect of the Offerings and received an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants. For further information on these securities issued, see “General Development of the Business – Significant Financing Activities - Strategic Investment”.

Pursuant to the terms of the Indenture, in lieu of paying any interest accrued and payable in respect of the April 2020 Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the maturity date of the April 2020 Debentures is extended), the Corporation may elect to add such accrued and unpaid interest to the then outstanding principal amount of April 2020 Debentures (the “Interest Election”). The Corporation exercised the Interest Election with respect to the accrued and unpaid interest owing on the April 2020 Debentures as of December 31, 2020.

On July 23, 2020, the Corporation and CTCC entered into a supplemental debenture indenture (the “First Supplemental Indenture”) to the Indenture. The First Supplemental Indenture amended the Indenture such that:

(i)	the April 2020 Debenture Maturity Date was amended to June 1, 2021, or June 1, 2022 in the event that, on or before April 1, 2021, 23,652,248 of the Series A Warrants have been exercised;

(ii)	the Corporation’s election to force the conversion of the principal amount of April 2020 Debentures shall no longer be contingent on the conversion or retirement of the ACT Debentures; and

(iii)	the Corporation may elect to add any interest accrued and payable on the December 31, 2021 payment date to the principal amount of April 2020 Debentures (as was already contemplated for the interest payments owing on December 31, 2020 and June 30, 2021).

On March 1, 2021 the Corporation and CTCC entered into a second supplemental debenture indenture (the “Second Supplemental Indenture”) to the Indenture. The Second Supplemental Indenture amended the Indenture such that:

(i)	the Corporation may elect to force the conversion of all, but not less than all, of the April 2020 Debentures at any time, provided that there is no event of default under the Indenture and the ten (10) day VWAP per Common Share on the TSX is greater than $1.25 (the “April 2020 Debentures Forced Conversion”); and

(ii)	if the April 2020 Debentures Forced Conversion occurs prior to July 1, 2021, an amount equal to the interest that would have accrued on the principal amount of such outstanding April 2020 Debentures from the date of the April 2020 Debentures Forced Conversion up to June 30, 2021 (the “Accelerated Interest”) shall accrue and be converted into Common Shares on the date of the April 2020 Debentures Forced Conversion.

Recent Developments

On February 16, 2021, the Corporation submitted an application to list the Common Shares on the Nasdaq Stock Market (“Nasdaq”). The Nasdaq listing remains subject to the review and approval of the Corporation’s listing application and the satisfaction of all applicable listing and regulatory requirements.

On February 22, 2021, the Corporation entered into certain strategic agreements (the “Strategic Agreements”) with a Canadian private company operating as “American Acres Management” (“American Acres”), including an agreement to licence (the “AAM Licence Agreement”) the Fire & Flower™ brand, store operating system and HifyreTM technology platform to American Acres for the operation of cannabis dispensaries in California, Arizona and Nevada. In exchange for the licence granted under the AAM Licence Agreement, the Corporation will have the option to acquire American Acres at a discount to fair market value. The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the United States or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Corporation’s securities are listed for trading.

On March 1, 2021, the Corporation and CTCC entered into the Second Supplemental Indenture. Concurrently therewith the Corporation exercised the April 2020 Debentures Forced Conversion and on March 3, 2021 the Corporation issued an aggregate of 59,231,328 Common Shares in respect of the conversion of the remaining $28.5 million principal amount of April 2020 Debentures and all accrued and unpaid interest thereon (including the Accelerated Interest) at a conversion price of $0.50 per Common Share.

On March 10, 2021, pursuant to the terms of the ACT Debentures, the Corporation issued an aggregate of approximately 31,932,547 Common Shares to Alimentation Couche-Tard in respect of the forced conversion of approximately $23.6 million principal amount (plus accrued and unpaid interest thereon) of the ACT Debentures at a price of $0.75 per Common Share. Following the conversion of such ACT Debentures, Alimentation Couche-Tard holds approximately 19.9% of the issued and outstanding Common Shares as of the date of this AIF.

On March 10, 2021, Hifyre entered into a strategic licence agreement with BDS Analytics Inc. (“BDSA”) pursuant to which Hyfire’s Canadian digital retail and analytics will be incorporated into BDSA’s existing online US-based market research platform and BDSA’s US consumer data will be incorporated into Hifyre’s existing digital retail and analytics platform.

On April 13, 2021, FFI entered into an asset purchase agreement (the “APA”) with a Canadian partnership to acquire all assets related to the operation of a cannabis retail store located at 1362 Lambton Mall Road, Sarnia, Ontario. Concurrently with the execution of the APA, FFI entered into a consulting services agreement to provide (a) advisory and consulting services and (b) a non-exclusive licence to use certain of FFI’s intellectual property, including the Fire & Flower™ brand during the interim period prior to completion of the asset acquisition. Such retail store has received a Store Authorization and is operating under the Fire & Flower™ brand. The asset acquisition is expected to be completed in September 2021.

DESCRIPTION OF THE BUSINESS

Summary

The Corporation, through its wholly-owned subsidiaries, is an independent cannabis retail chain, operating in accordance with the Cannabis Act and applicable provincial and municipal legislation. The Corporation sells cannabis products and accessories through its retail locations, currently located in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and in the Yukon. The Corporation’s mission is to become a premier independent cannabis retailer and a global brand where international regulations permit. In addition to its Fire & Flower™, Friendly Stranger™, Happy Dayz™, Hotbox™ retail platforms and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Corporation’s proprietary Hifyre™ digital retail and analytics platform provides a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets.

In British Columbia, FFI has been issued one (1) licence to operate a cannabis retail store by the British Columbia Liquor and Cannabis Regulation Branch (“LCRB”) in Vancouver and has two (2) applications pending for cannabis retail store licences in respect of one (1) location in Vancouver and one (1) location in Kelowna.

In Alberta, FFI currently operates 40 licensed cannabis retail stores pursuant to cannabis retail store licences received from the Alberta Gaming, Liquor and Cannabis Commission (“AGLC”). FFI sells cannabis and cannabis accessories to adults at its licensed retail premises in Alberta.

In Saskatchewan, FFI currently operates nine (9) licensed cannabis retail stores in Saskatchewan through licences received from the SLGA. FFI sells cannabis, cannabis accessories, apparel and related ancillary items to adults at its licensed retail premises and online for curbside pickup or delivered to residences in Saskatchewan.

In Manitoba, FFI operates one (1) licensed cannabis retail store in Swan River pursuant to a licence issued by the Liquor, Gaming and Cannabis Authority of Manitoba (“LGCA”) and has one (1) application pending for a cannabis retail store licence in Winnipeg.

In Ontario, FFI and Friendly Stranger, directly and indirectly through their wholly-owned subsidiaries, Friendly Stranger, hold 15 Operator Licences and 29 Store Authorizations issued by the AGCO. FFI has submitted one (1) additional application for a Store Authorization, which is awaiting issuance by the AGCO. Of the 29 Store Authorizations held, 28 retail stores are open and operating; thirteen (13) operate under the Fire & Flower™ banner, ten (10) operate under the Friendly Stranger™ banner, four (4) operate under the Happy Dayz™ banner and one (1) operates under the Hotbox™ banner. In addition, FFI has licensed the Fire & Flower™ brand for use at one (1) un-owned location in Sarnia, Ontario, which is expected become an owned location in September 2021 pursuant to the APA. FFI, Friendly Stranger and their respective subsidiaries sell cannabis, cannabis accessories, apparel and related ancillary items to adults at their licensed retail premises. Pursuant to an order under the Emergency Management and Civil Protection Act (Ontario) (the “EMCPA”), currently FFI and Friendly Stranger sell cannabis, cannabis accessories, apparel and related ancillary items online for curbside pickup or delivery to residences in Ontario. In addition, Friendly Stranger operates four (4) branded accessory stores that sell cannabis accessories, apparel and related ancillary items. Such stores do not require a Store Authorization to operate, as they do not sell cannabis, however, such accessory only stores are not currently operating due to limitations placed on in-person retail during the COVID-19 pandemic.

In the Yukon, FFI operates one (1) licensed cannabis retail store in Whitehorse.

FFI intends to expand the number of its operational licensed cannabis retail stores through: (a) opening stores in respect of which it has recently received a cannabis retail store licence; (b) the acquisition of existing cannabis retail store premises and/or licensees; (and/or (c) the development of new cannabis retail stores subject to obtaining necessary licences, permits and other government approval.

In addition to the foregoing, through FFI’s wholly-owned subsidiary Open Fields, the Corporation operates a cannabis wholesale business from its licensed distribution center in Saskatoon, Saskatchewan. Open Fields is licensed to purchase cannabis directly from Licensed Producers. Open Fields purchases cannabis from Licensed Producers on both an exclusive and non-exclusive basis, and supplies both FFI cannabis retail stores in Saskatchewan as well as a significant number of independent private cannabis retailers in the province.

On July 20, 2018, Old FFI acquired Hifyre Inc. (then known as “Kardeo Inc.”), a company with expertise in building compliant technology systems for Licensed Producers, in order to accelerate the development of Old FFI’s retail cannabis technology platform (the “Hifyre Platform”). The Hifyre Platform, which is comprised of compliant e-commerce, in-store retail, customer experience functionality, analytics and an extended mobile application experience, provides a competitive advantage for the Corporation’s retail operations as well as for its anticipated growth plans.

Operations

Retail Platform

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws.

As of the date of this AIF, FFI directly and indirectly holds 81 cannabis retail store licences: one (1) cannabis retail store in the province of British Columbia; 40 cannabis retail stores in the province of Alberta; nine (9) cannabis retail stores in the province of Saskatchewan; one (1) cannabis retail store in the province of Manitoba; 29 cannabis retail stores in the province of Ontario; and one (1) cannabis retail store in the Yukon.

FFI conducts online sales of cannabis products and cannabis accessories in Saskatchewan and in Ontario (pursuant to an order under the EMCPA) as well as online sales of cannabis accessories in Alberta in accordance with applicable laws. FFI is authorized to purchase, store and sell cannabis, cannabis accessories and other prescribed goods in accordance with the terms and conditions of its cannabis retail store licences. Open Fields is authorized to purchase, store and sell cannabis from Licensed Producers and other wholesalers in accordance with the terms and conditions of its cannabis wholesale licence. Open Fields also purchases, stores and sells cannabis accessories and related ancillary items in accordance with applicable laws.

At each of its operational stores, FFI, Friendly Stranger and their respective subsidiaries (through in-store displays and cannabis experts known as “cannistas”) educate customers on cannabis products and cannabis accessories. FFI has developed its own proprietary training program and resources. For example, cannistas are trained to engage with customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, concentrates, vaporizers, foods and beverages infused with THC and/or CBD, etc.); (f) other product attributes and characteristics;

(g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The in-store experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

The Corporation’s retail experience model is designed to recommend the appropriate products for its customers. The Corporation uses the Hifyre™ digital retail and analytics platform to determine the most frequently purchased and positively reviewed products for each consumer segment. The retail experience is designed to cater to both long-time cannabis users who may be transitioning from the unregulated market as well as customers who are new to consuming cannabis. Training and recommendations are made in accordance with all applicable regulations.

The Corporation also utilizes its Spark FastlaneTM “click-and-collect” service (developed by Hifyre) which allows for online cannabis ordering and pickup services for Sparks PerksTM members. The Spark Perks™ program offers its members benefits that are exclusive to Sparks Perks™ members and access to member- only events. The Spark Perks™ program currently has over 250,000 members.

To ensure minors do not access and are not exposed to cannabis products, FFI, Friendly Stranger and their respective subsidiaries follow the required identification process in each of the provinces in which stores operate to ensure that young persons are not able to enter the store or purchase products, and age verification safeguards on its website. The Corporation’s operating procedures have been created and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to promotion, selling to minors, storage of cannabis products and limits on purchases of cannabis.

The Corporation’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, Ontario and Manitoba and in the Yukon, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists and FFI engages directly with Open Fields and Licensed Producers.

Pricing for cannabis products purchased by FFI, Friendly Stranger and their respective subsidiaries for sale in their cannabis retail stores in Alberta, Manitoba, Ontario and the Yukon is set by the provincial regulator.

The following table sets out the Corporation’s current retail operations across Canada as of the date of this AIF, which includes stores operating under the Fire & Flower™, Friendly Stranger™, Happy Dayz™ and Hotbox™ retail banners:

Province/Territory	Accessories		Cannabis
	Stores in Operation		Directly Owned Licence(s)	Stores in Operation(1)		Sites Under Development(2)
Alberta	0		40	40		3
Saskatchewan	0		9	9		5
Manitoba	0		1	1		7
Yukon	0		1	1		0
Ontario	4	(3)	29	29	(4)	15
British Columbia	0		1	0		2
Total	4		81	80		32

Notes:

(1)	Reflects licensed stores that are operating as of the date of this AIF. The number of stores operating during the COVID-19 pandemic may vary as the Corporation continues to respond to the applicable legal requirements and guidelines from public health officials.
(2)	Reflects premises currently held for development of licensed cannabis retail stores at various stages of development.
(3)	Reflects Friendly Stranger™ branded stores which sell exclusively cannabis accessories but which are not currently operating as a result of the COVID-19 pandemic.
(4)	Includes 14 stores operating under the Fire & Flower™ banner, 10 stores operating under the Friendly Stranger™ banner, 4 stores operating under the Happy Dayz™ banner and 1 store operating under the Hotbox™ banner. This also includes one store located in Sarnia, Ontario operating under the Fire & Flower™ banner pursuant to a non-exclusive licence granted in accordance the terms of a consulting services agreement and the APA (see “General Development of the Business – Recent Developments”).

The Corporation is not substantially dependent on any individual retail cannabis licence or store.

The Corporation has also launched a CBD product private label brand, Revity CBD, and a THC product private label brand inspired by Friendly Stranger, Queen West ‘94.

During the 52 weeks ended January 30, 2021: (a) approximately 79.2% (2020 – 84.0%) of the total revenues of the Corporation were derived from sales within the Corporation’s retail segment to customers outside of the Corporation and its subsidiaries; (b) approximately 15.9% (2020 – 10.9%) of the total revenues of the Corporation were derived from sales within the Corporation’s wholesale segment to customers outside of the Corporation and its subsidiaries; and (c) approximately 4.9% (2020 – 5.1%) of the total revenues of the Corporation were derived from sales within the Hifyre™ digital platform segment to customers outside of the Corporation and its subsidiaries;

In the third quarter of fiscal 2020, the Corporation obtained the milestone objective of positive Adjusted EBITDA and reported positive Adjusted EBITDA for the year ended January 30, 2021. However, to achieve the Corporation’s expansion plans, additional funding may be required to account for store capital buildout costs and the associated inventory, other start-up costs and to finance potential acquisitions. The Corporation’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Corporation plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and certain provincial governments have temporarily prohibited construction due to the COVID- 19 pandemic which may prohibit the Corporation from achieving its expansion goals. If the Corporation is not able to obtain adequate financing, enter into appropriate lease arrangements, complete construction and/or or obtain applicable regulatory approvals/licences to meet its expansion plans, the Corporation will scale back its expansion plans accordingly. There can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to Alimentation Couche-Tard - see “General Development of the Business – Significant Financing Activities - Strategic Investment”) to meet the Corporation’s requirements or, if available, on favorable terms, and there can be no assurance that the Corporation will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

As the Corporation operates in the retail space, which would ordinarily result in a direct, in-store, face-to- face customer experience, the COVID-19 pandemic continues to present an unprecedented challenge for the Corporation and its operations as the Corporation is mindful of adhering to applicable laws and public health messaging regarding social distancing. Since the initial outset of the COVID-19 pandemic in mid- March 2020 to the current fiscal year end January 30, 2021, the Corporation did not experience a material decline in sales. The Corporation has and continues to respond to the COVID-19 pandemic with the best interests of the Corporation’s customers, employees and communities in mind.

Distribution Platform

The Corporation’s indirect wholly-owned subsidiary, Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan, and distributes such products to FFI’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s licensed corporate-owned and branded retail stores as well as third-party independent retailers in Canada. Open Fields acquired a property on August 8, 2018 and completed interior renovations required to utilize the premises as a cannabis wholesale business. Open Fields received a cannabis wholesale permit from the SLGA on November 22, 2018, and commenced operations selling wholesale cannabis products and accessories.

Open Fields provides the Corporation with additional revenue and margin through the wholesale of regulated cannabis products and accessories in Saskatchewan as well as the fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products.

Pricing for cannabis products purchased by Open Fields for re-sale through FFI stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers. Pricing for cannabis accessories purchased by Open Fields for re-sale through FFI stores and independent retailers generally is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre has developed and deployed a proprietary, omni-channel, data-driven system to support the Corporation’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and Hifyre continues to execute development activities on the platform with new features released on a regular basis. By capturing user behaviour data and applying predictive analytics, Hifyre is able to facilitate FFI’s and Friendly Stranger’s delivery of a highly personalized customer experience. This allows customers to not only find the products they want but helps the Corporation suggest items the customer may enjoy.

The Corporation expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a significant competitive advantage at retail, create opportunities for additional high-margin revenue streams and provide a platform for growth into international markets. Hifyre also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand consumer preferences and behavior and market dynamics. In September 2019, Hifyre launched the Spark Perks™ program across the Fire & Flower retail network, providing member benefits such as Spark Fastlane™ checkout, exclusive deals and access to member-only events. The Spark Perks™ program collects data on consumer purchase behaviours to help the Corporation better understand the preferences of its customers.

The Hifyre™ Digital Retail and Analytics Platform has supported the Corporation to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click-and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in-store and, in Saskatchewan and Ontario, curbside pickup and Spark Rapid Delivery services to residential addresses.

In addition, the Hifyre™ Digital Retail and Analytics Platform includes the industry-leading data platform, Hifyre IQ which is subscribed to by a significant number of Canadian Licensed Producers, equity research analysts and a variety of customers in business, finance, banking and consulting. Through its strategic licence agreement with BDSA, Hifyre will be able to provide US data to its Canadian clients, allowing Hifyre to offer enhanced, cross-border data to its customer base.

Recently, Hifyre launched a digital advertising offering, Hifyre Reach which uses the Corporation’s advanced consumer segmentation engine to deliver targeted advertising services, compliant with the highly regulated cannabis marketing sector.

Real Property

FFI owns a property located in Ottawa, Ontario, from which one of its licensed cannabis retail stores operates. All of FFI’s other directly and indirectly owned, licensed and operating cannabis retail stores are operated from leased premises. Friendly Stranger also operates four (4) accessory-only retail stores from leased premises, in addition to two (2) leased warehouse premises used for warehousing cannabis accessories for distribution to FFI’s directly and indirectly held retail premises in Ontario.

FFI has also leased a property in Edmonton, Alberta which is currently being used as the Corporation’s corporate headquarters. FFI also leases one (1) property in Toronto which is used as corporate offices and training spaces. Properties under development, held for development, or being sub-leased are not included in the above.

In addition to the above noted leases, FFI has entered into binding offers to lease and/or lease agreements with respect to properties at which it intends to pursue additional cannabis retail store licences, subject to receipt of applicable municipal and provincial permits and licences.

Furthermore, Open Fields purchased a surface condominium parcel in Saskatchewan in 2018 in connection with its wholesale cannabis operations as further set out herein.

Proprietary Protection

The Corporation’s business plan focuses on associating its brand with expertly curated product selections and an education-driven customer experience. In efforts to protect and expand its brand, FFI has applied for Canadian trademark protection for:

(a)	the word mark FIRE & FLOWER for use in connection with FFI’s business;
(b)	the word mark HIFYRE for use in connection with Hifyre’s business;
(c)	the word marks SPARK PERKS, SPARK FASTLANE, SPARK LIFESTYLE and SPARK REWARDS for use in connection with FFI’s business;
(d)	the words REVITY and REVITY CBD for use in connection with FFI’s business; and
(e)	each of the following design marks for use in connection with the business of the Corporation:

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

HIFYRE

The Corporation has also acquired the pending Canadian application for registration of the word “SPARK”.

As of the date of this AIF, the Corporation has received Canadian trademark protection for each of the following design marks for use in connection with the business of the Corporation:

The Corporation has further applied for trademark protection in relation to FFI’s business internationally with respect to the following trademarks and jurisdictions:

(a)	SPARK PERKS word mark in the United States, Mexico, Australia, Sweden, Denmark, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland and the United Kingdom, of which, protection has been granted in Denmark, France, Germany, Spain, Poland, Benelux countries (Belgium, the Netherlands and Luxembourg), Sweden and Italy;

(b)	SPARK REWARDS word mark in the United States, Mexico, Australia, Sweden, Denmark, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland and the United Kingdom, of which, protection has been granted in Denmark, France, Germany, Spain, Poland, Benelux countries (Belgium, the Netherlands and Luxembourg), Portugal, Sweden and Italy;

(c)	SPARK LIFESTYLE word mark in the United States, Mexico, Australia, Sweden, Denmark, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland and the United Kingdom, of which, protection has been granted in Denmark, France, Germany, Poland, Spain and Italy;

(d)	SPARK FASTLANE word mark in the United States, Mexico, Australia, Sweden, Denmark, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland, the United Kingdom and New Zealand, of which, protection has been granted in Denmark, France, Germany, Poland, Spain, Benelux countries (Belgium, the Netherlands and Luxembourg) and Italy;

(e)	FIRE & FLOWER word mark in the United States, Mexico, Australia, Sweden, Denmark, Norway, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland, the United Kingdom and New Zealand, of which, protection has been granted in Poland and Benelux countries (Belgium, the Netherlands and Luxembourg);

(f)

                                    design mark in Mexico, Sweden, Denmark, Norway, Italy, Portugal, Spain, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland and New Zealand, of which, protection has been granted in Spain and Australia;

(g)	design mark in the United States;

(h)	design mark in the United States; and

(i)	design mark in the United States.

In the United States, the Corporation has applied for trademark protection with respect to the following trademarks in connection with Hifyre’s business:

(a)	HIFYRE word mark;

(b)	design mark; and

(c)	design mark

Upon the acquisition of Friendly Stranger, the Corporation acquired the following protected Canadian trademarks and Canadian trademark applications in process:

(a)	the protected word marks THE FRIENDLY STRANGER, FRIENDLY STRANGER, HOTBOX, CANNABIS CULTURE SHOP and SCREEN MACHINE, for use in connection with Friendly Stranger’s business;
(b)

the word mark applications for HAPPY DAYZ, HAPPY HAYZ, QUEEN WEST CABBAGE, 1994 QUEEN WEST, TORONTO TOKE, UNOBTANIUM, WEST END HAYZ, FRIENDLY FLOWER, RED ROCKET and NORTHERN COMFORT for use in connection with Friendly Stranger’s business;

(c)	each of the following protected design marks for use in connection with Friendly Stranger’s business:

(d)	each of the following design mark applications for use in connection with Friendly Stranger’s business:

The Corporation is also pursuing additional intellectual property registrations to further protect its proprietary training materials and in-store collateral, and is analyzing its unregistered intellectual property to determine whether there are further opportunities for protection. The Corporation will periodically review its options with respect to the protection of its intellectual property.

FFI, Hifyre and Friendly Stranger have licensed their respective trademark intellectual property to Hi-Line Ventures. As part of the AAM Licence Agreement, Hi-Line Ventures has sub-licensed certain of such intellectual property to American Acres.

Principal Products and Services

As a retailer, FFI and Friendly Stranger, directly and through wholly-owned subsidiaries sell cannabis products, cannabis accessories and other products permitted to be sold in accordance with applicable provincial legislation and regulations. In general, FFI, Friendly Stranger and their respective subsidiaries are only authorized to sell cannabis products purchased from an authorized provincial distributor and cannabis accessories and other items prescribed by the applicable provincial regulator. Cannabis accessories may include rolling papers or wraps, holders, pipes, water pipes, bongs and vaporizers, and other things represented to be used in the consumption of cannabis. Friendly Stranger also sells cannabis accessories through accessory only retail shops in Ontario, which do not require a licence from the applicable provincial regulator.

Specialized Knowledge and Skills

The Corporation’s management team brings together strong complementary skills, expertise and experience in various aspects of the cannabis and retail industries. The Corporation is led by President & Chief Executive Officer, Trevor Fencott; Executive Chair, Harvey Shapiro; Chief Financial Officer & Executive Vice-President Operations, Nadia Vattovaz1; Corporate Secretary, Matthew Anderson; and President of Hifyre, Matthew Hollingshead.

Employees

As of January 30, 2021, the Corporation and its subsidiaries had an aggregate of approximately 238 full- time employees and 578 part-time employees. As of the date hereof, the Corporation and its subsidiaries have an aggregate of approximately 201 full-time employees and 736 part-time employees.

Foreign Operations

The Corporation does not currently conduct any foreign operations. Hifyre has entered into a strategic licence agreement with Retail Innovation Labs Inc. dba Cova Software (“Cova”) dated effective as of January 16, 2020 pursuant to which Hifyre has licensed to Cova certain intellectual property for inclusion in Cova technology to be provided to Cova customers in Canada and the United States. Hifyre has also entered into a strategic licence agreement with BDSA pursuant to which Hyfire’s Canadian digital retail and analytics will be incorporated in BDSA’s existing online US-based market research platform and BDSA’s US consumer data will be incorporated into Hifyre’s existing digital retail and analytics platform. Through this strategic licence agreement with BDSA, Hifyre will be able to provide US data to its Canadian clients and BDSA will be able to provide Canadian data to its US clients, allowing both parties to offer enhanced, cross-border data to their respective customer bases.

The Corporation will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of such foreign jurisdiction, the laws of Canada and the policies of the exchange(s) on which the Corporation’s securities are then trading. The legal and regulatory requirements in the foreign countries in which the Corporation may operate in the future with respect to the sale of recreational cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, the Corporation, in consultation with its local legal counsel, consultants and partners, will conduct legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, the Corporation will seek to work with respected and experienced local partners who can help the Corporation understand and navigate the local business and operating environment, language and cultural differences. In consultation with its advisors, the Corporation will take steps it deems appropriate in light of the level of activity and investment it expects to have in each country to ensure management of risks and the implementation of necessary internal controls.

[1]	Effective May 17, 2021, Ms. Vattovaz will transition into the role of Chief Operating Officer and Ms. Judy Adam will assume the role of Chief Financial Officer.

The Strategic Agreements with American Acres provide the Fire & Flower™ brand with exposure to the US market without the Corporation itself conducting any operations in the US. The option to acquire American Acres provides the Corporation with turnkey access to the US market upon the federal legalization of adult- use cannabis in the United States or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Corporation’s securities are listed for trading.

Competition

The private retail cannabis industry is very competitive. In anticipation of the Cannabis Act coming into effect on October 17, 2018, there were a plethora of parties seeking licences to operate retail cannabis stores. A significant portion of these applicants (successful or otherwise) were single-store applicants. Since that time, there has been consolidation within the private retail cannabis sector and retailers holding multiple licences across multiple jurisdictions (“Multi-Jurisdictional Operators”) have emerged.

The Corporation expects its most significant competition will be from other Multi-Jurisdictional Operators, which may have greater resources or longer operating histories. The Corporation believes that its competition can be broadly grouped into four categories: (a) large vertically integrated competitors; (b) Multi-Jurisdictional Operators; (c) government retailers; and (d) the illicit market.

Vertically Integrated Competitors

These competitors are generally also Licensed Producers that are able to produce the products sold at retail stores and may have significant scale and international operations. These competitors are generally well capitalized and have an established operating history in Canada. At the time of this AIF, they are able to compete directly with FFI in the Alberta, Saskatchewan and Manitoba markets. However, they are subject to regulatory operating restrictions in the major markets of British Columbia and Ontario that are likely to significantly limit their ability to compete directly with the Corporation in those jurisdictions. Examples of vertically integrated competitors include, but are not limited to, Canopy Growth Corp. (through its “Tweed” and “Tokyo Smoke” brands) and Delta 9 Cannabis Inc. (through its “Delta 9 Cannabis” brand).

Multi-Jurisdictional Operators

These competitors generally have a similar business strategy to the Corporation, operating a retail footprint across multiple Canadian provinces. These competitors may also be well capitalized and may have a relationship with an entity with an established retail operating history in Canada. However, these entities face many of the same challenges as the Corporation and may not have access to platforms comparable to the Hifyre digital retail and analytics platform, which may provide the Corporation with a competitive advantage. Examples of Multi-Jurisdictional Operators competing with the Corporation include, but are not limited to: High Tide Inc., Nova Cannabis Inc. and Inner Spirit Holdings Ltd.

Government Competition

The Corporation also faces competition from government wholesalers that sell directly to consumers online such as the Ontario Cannabis Store in Ontario and the AGLC in Alberta. In British Columbia, the Corporation faces additional direct competition from the government in the form of government-owned retail stores.

Illicit Market

The Corporation faces significant competition from persons continuing to operate in the illicit market. Management believes that until there is sufficient private retail coverage, methods of engaging potential customers and types of products legally available to consumers, competition from the illicit market will remain significant. Additionally, management believes that the current COVID-19 pandemic has provided dramatically increased commercial opportunities for the illegal and unregulated market.

In light of the competition, cannabis retailers are attempting to differentiate their product offerings through perceived quality, strain variety and price. Retailers are using a variety of communication strategies to draw attention to these differentiators, including through social media, experiential marketing and traditional print and digital advertising.

The Corporation believes that the experience of its management in both the retail and cannabis spaces has and will continue to be a competitive advantage in navigating the highly regulated marketplace, and the early-mover advantage of early licensing will generate a strong network effect in the retail cannabis community. The Corporation will continue to accommodate the media, where productive and in compliance with applicable law, and will facilitate strategic compliant communication with current and prospective customers across all available digital and physical channels.

RISK FACTORS

The following are the specific and general risks that could affect the Corporation and its business. Additional risks and uncertainties not presently known to the Corporation or that the Corporation does not currently anticipate will be material may impair the Corporation’s business operations and its operating results, and as a result could materially impact its business, results of operations, prospects and financial condition. Readers should additionally refer to the risk factors set out in the Corporation’s most recent annual management discussion and analysis, which, together with the risk factors below, do not necessarily constitute an exhaustive list.

Licences and Permits

The operations of the Corporation will require licences and permits from various Canadian or foreign, federal, provincial, state, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy, including any court or arbitration authority (collectively, “Governmental Authorities”). The Corporation currently has all permits and licences that it believes are necessary to carry on its current business operation with the intention of obtaining additional licences and permits for additional operations. The Corporation will require additional licences or permits in the future to achieve its intended operations and there can be no assurance that the Corporation will be able to obtain all such additional licences and permits. In addition, there can be no assurance that any existing licence or permit will be renewable on terms acceptable to the Corporation if and when required or that such existing licences and permits will not be revoked.

The Corporation may be required to obtain or renew further government permits and licences for its operations. Obtaining, amending or renewing the necessary governmental permits and licences can be a time-consuming process, potentially involving numerous regulatory agencies, and involving public hearings and costly undertakings on the Corporation’s part. The duration and success of the Corporation’s efforts to obtain, amend and renew permits and licences are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Corporation may not be able to obtain, amend or renew permits or licences that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Corporation. To the extent necessary permits or licences are not obtained, amended or renewed, or are subsequently suspended or revoked, the Corporation may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect, which means, with respect to any party, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have an effect that is materially adverse to, the business, assets, liabilities (including contingent liabilities), conditions (financial or otherwise), prospects or results of operations of the party and its subsidiaries, as applicable, taken as a whole (“Material Adverse Effect”).

The Corporation will be dependent on its suppliers’ licences, or ability to obtain additional licences, which are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licences or any failure to obtain or maintain such licences could have a material adverse impact on the business, financial condition and operating results of the Corporation. There can be no guarantee that Health Canada and/or provincial regulators will issue, extend or renew these licences or, if issued, extended or renewed, that they will be issued, extended or renewed on terms that are favourable to the Corporation’s suppliers and the Corporation. Should Health Canada and/or provincial regulators not issue, extend or renew the licences or should they issue or renew the licences on terms that are less favourable to such supplier and the Corporation than anticipated, the business, financial condition and results of the operations of the Corporation could be materially adversely affected.

Compliance with Laws

The Corporation’s and many of its suppliers’ operations are subject to various laws, regulations and guidelines. The Corporation intends to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Corporation’s interpretation of laws, regulations and guidelines, including, but not limited to the Controlled Drugs and Substances Act, the Cannabis Act and the regulations thereunder, the various provincial regimes governing the sale of adult-use recreational cannabis (the “Provincial Regimes”) and applicable stock exchange rules and regulations may differ from those of others, and the Corporation’s and its suppliers’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Corporation’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by Governmental Authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Corporation may significantly delay or impact the development and operations of the Corporation’s business, and could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation. Any potential non-compliance could cause the business, financial condition and results of the operations of the Corporation to be adversely affected. Furthermore, any amendment to or replacement of the Cannabis Regulations, the Cannabis Act, the Provincial Regimes or other applicable rules and regulations governing the activities of the Corporation and its suppliers may cause adverse effects to the Corporation’s operations. The risks to the business of the Corporation or its suppliers associated with the decision to amend or replace the Cannabis Regulations, the Cannabis Act, any Provincial Regime and subsequent regulatory changes could reduce the potential customers of the Corporation and could materially and adversely affect the business, financial condition and results of operations of the Corporation.

It is unclear how certain regulatory bodies will interpret commercial agreements with respect to licensed retail cannabis operations. The Corporation intends to enter into commercial agreements in compliance with all applicable law, however, provincial regulators are continuing to update guidance on how cannabis retailers should interpret certain provincial regulations. In the event provincial regulators indicate that they shall interpret certain provincial regulations in a manner inconsistent with that of cannabis retailers, including, but not limited to the Corporation, this could result in the Corporation being unable to enter into certain commercial agreements or provide certain services which could have a Material Adverse Effect on the business, results or operations and financial condition of the Corporation.

The Corporation will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Corporation or its suppliers, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could in turn have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules could result in an increase in the Corporation’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a Material Adverse Effect on the Corporation.

Due to the nature of the Corporation’s operations, various legal and tax matters may be outstanding from time to time. If the Corporation is unable to resolve any of these matters favourably, there may be a Material Adverse Effect on the Corporation. There are also risks to the business of the Corporation represented by court rulings or legislative changes.

Changes in Laws, Regulations and Guidelines

The Cannabis Act became effective on October 17, 2018. However, uncertainty remains with respect to the implementation and interpretation of the Cannabis Act, federal regulations thereunder, as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. The impact of these new laws, regulations and guidelines on the business of the Corporation, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Corporation may experience adverse effects.

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Corporation’s business, financial condition and results of operation.

Provincial governments in Canada have also implemented various regulatory regimes for the distribution and sale of cannabis for adult-use purposes. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will ultimately have the intended effect or remain in the current form or create the growth opportunities that are currently anticipated by the Corporation.

Risks Relating to Suppliers

In addition to the risk factors that may impact the business, operations and financial condition of the Corporation and its suppliers noted above, additional risk factors contemplated herein may directly impact the business, operations and financial condition of the Corporation’s suppliers and, accordingly, may have an indirect Material Adverse Effect on the Corporation.

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Corporation to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, the Corporation’s financial condition and operating results. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Corporation’s business, financial condition and operating results.

The facilities of the Corporation’s suppliers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements, could also have an impact on the Corporation’s suppliers’ ability to continue operating under their licences or the prospect of renewing their licences or on the Corporation’s ability or willingness to sell product sourced from a supplier, which may have an adverse effect on the Corporation.

Furthermore, the Corporation’s suppliers may experience operational slowdowns or other barriers to operations as a result of protective measures associated with the COVID-19 pandemic and which may affect the ability of the Corporation to obtain and sell product sourced from a supplier, which may have an adverse effect on the Corporation.

Risks Related to Integration

To experience the benefits of growth by acquisition, the Corporation will need to combine and integrate the operations of such acquired entity or assets. Integration will require substantial management attention and could detract attention from the day-to-day business of the Corporation. The Corporation and the acquired entity could encounter difficulties in the integration process, such as the need to revisit assumptions about future revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If the Corporation cannot integrate the business of the acquired entity into the business of the Corporation’s businesses successfully, the expected benefits of the such acquisition may not be realized.

Acquisitions by the Corporation are completed with the expectation that the successful completion of such acquisition will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the integration of the acquired entity. These anticipated benefits will depend in part on whether the acquired entity’s operations can be integrated in an efficient and effective manner. Management may face challenges incorporating the systems and personnel of an acquired entity, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The Corporation’s operational performance after completion of an acquisition could be adversely affected if the Corporation cannot retain key employees to assist in the integration and operation of the combined business. As a result of these factors, it is possible that the synergies expected from the combination of the Corporation and an acquired entity will not be realized.

Risks Inherent in Strategic Alliances

The Corporation may enter into strategic alliances with third parties that it believes will complement or augment its existing business. The Corporation’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Corporation’s business, and may involve risks that could materially adversely affect the Corporation, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances in accordance with applicable laws. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities or otherwise materially adversely effect the Corporation, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Corporation’s business or that the Corporation will be able to consummate future strategic alliances on satisfactory terms, or at all.

Competition

The introduction of an adult-use model for cannabis production and distribution may impact the medical and/or adult-use cannabis market. The impact may be negative for the Corporation and could result in increased levels of competition in the adult-use cannabis market and/or the entry of new competitors in the overall cannabis market in which the Corporation operates.

There is potential that the Corporation will face intense competition from other companies, some of which can be expected to have longer operating histories (through affiliated companies) and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Corporation. The Corporation is an early-stage company with little operational history. The ability of the Corporation to obtain all permits and licences required to carry out its business objectives as intended is uncertain. If the Corporation is unable to achieve its business objectives, such failure could materially and adversely affect the business, financial condition and results of operations of the Corporation. Existing or future competition in the cannabis industry could materially adversely affect the Corporation’s prospects for growth.

Cannabis Prices

The price of the Corporation’s shares and the Corporation’s financial results may be significantly and adversely affected by a decline in the price of cannabis. There is currently no established market price for cannabis, and the price of cannabis is affected by numerous factors beyond the Corporation’s control. Any price decline may have a Material Adverse Effect on the Corporation.

The profitability of the Corporation may be directly related to the price of cannabis. The Corporation’s operating income may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Corporation.

Dependence on Key Management Personnel

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management as well as certain consultants (the “Key Personnel”). The Corporation’s future success depends on its continuing ability to attract, develop, motivate, and retain Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Corporation may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect on the Corporation’s ability to execute on its business plan and strategy, and the Corporation may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals.

Conflicts of Interest

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. The Corporation’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention of the Corporation’s executive officers, directors and consultants.

In addition, the Corporation may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

U.S. Operations

On October 16, 2017, the TSX and TSXV provided clarity to TSX and TSXV-listed issuers with business activities in the cannabis sector. The TSX and TSXV noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX/TSXV requirements. These business activities may include (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S.; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX and TSXV reminded issuers that, among other things, should the TSX or TSXV, as applicable, find that a listed issuer is engaging in activities contrary to their respective requirements, the TSX or TSXV, as applicable, has the discretion to initiate a delisting review. Failure of the Corporation to comply with the applicable exchange requirements could have an adverse effect on the business of the Corporation.

On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

Additional uncertainty arose on November 7, 2018, when Attorney General Jeff Sessions resigned at the request of then President Donald Trump. On February 14, 2019, William Barr assumed the office as Attorney General. On January 20, 2021 President Joe Biden was sworn in and succeeded Donald Trump. On March 10, 2021 Merrick Garland was confirmed as U.S. Attorney General. Though there has been optimism that President Biden and Merrick Garland will take a more cannabis-friendly approach to regulation of the cannabis industry than their predecessors, it remains to be seen what, if any, policy changes will be implemented under the Biden administration.

Additionally, the Rohrabacher-Farr Amendment (the “Amendment”) has been adopted by the Congress in successive budgets since 2015. The Amendment prohibits the U.S. Department of Justice from spending funds appropriated by Congress to enforce the tenets of the Controlled Substances Act against the medical cannabis industry in states which have legalized such activity. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Amendment was most recently renewed on December 27, 2020 through the signing of the fiscal year 2021 omnibus spending bill, effective through September 30, 2021.

The Corporation does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. The Corporation will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and the Corporation’s obligations pursuant to the policies of exchange(s) on which it is traded.

Reputational Risk

The Corporation believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect on the demand within the cannabis industry, which could affect the business, results of operations, financial condition and cash flows of the Corporation. The Corporation’s dependence on consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a Material Adverse Effect on the Corporation, the business, results of operations, financial condition and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

In addition, the parties with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s cannabis business activities. For example, the Corporation could receive a notification from a banker advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Corporation may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a Material Adverse Effect on the Corporation.

Limited Operating History

The Corporation has a limited history of operations and is in the early stage of development as it builds out an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Corporation is therefore be subject to many of the risks common to early-stage enterprises, including under- capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Corporation’s prospects for success. There is no assurance that the Corporation will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Corporation may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Corporation is expected to increase its capital investments as it implements initiatives to grow its business. If the Corporation’s revenues do not increase to offset these expected increases, the Corporation may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Being a Public Company May Increase Price Volatility

The Corporation’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its shares, different market conditions in different capital markets and different trading volumes. The increased price volatility could adversely affect the results of operations or financial condition of the Corporation.

The Requirements of Being a Public Company May Strain the Corporation’s Resources

As a reporting issuer, the Corporation, and its business activities, will be subject to the reporting requirements of applicable securities legislation of the jurisdictions in which it is a reporting issuer, the listing requirements of the exchange(s) on which it is listed and other applicable securities rules and regulations. Compliance with those rules and regulations will increase the Corporation’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Corporation may be exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Corporation that violates: (a) government laws and regulations; or (b) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Corporation to identify and deter such misconduct by its employees and other third parties, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, such actions could have a significant impact on the Corporation’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Corporation’s operations, any of which could have a Material Adverse Effect on the Corporation’s business, financial condition, results of operations or prospects.

Internal Controls

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation has undertaken and will continue to undertake a number of procedures and has implemented and will continue to implement a number of safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under applicable law, in each case the Corporation cannot be certain that such measures will ensure that the Corporation maintains adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Corporation’s consolidated financial statements and could result in a Material Adverse Effect.

General Economic Risks

The Corporation’s operations could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the Corporation’s sales and profitability.

Any investors should further consider, among other factors, the Corporation’s prospects for success in light of the risks and uncertainties encountered by companies that, like the Corporation, are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of the Corporation’s business. The Corporation may not successfully address these risks and uncertainties or successfully implement its operating strategies. If the Corporation fails to do so, it could materially harm the Corporation’s business to the point of having to cease operations and could impair the value of the Corporation’s securities.

Epidemics/Pandemics

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Corporation’s business could be adversely impacted by the effects of the COVID-19 pandemic or other epidemics and/or pandemics. On March 11, 2020, the World Health Organization declared that the outbreak of COVID-19 was a pandemic. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, availability of product, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that the Corporation ‘s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Corporation.

Liquidity and Additional Financing

There is no guarantee that the Corporation will be able to achieve its business objectives. The continued development of the Corporation may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Corporation going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Corporation’s ability to pursue its business objectives.

Difficulty to Forecast

The Corporation will need to rely largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

Leases

The Corporation may enter into lease agreements for locations in respect of which at the time of entering such agreement, it does not have a permit or licence to sell cannabis products. In the event the Corporation is unable to obtain a permit and/or licence to sell cannabis products at such locations in compliance with applicable law, such leases may become a liability of the Corporation without a corresponding revenue stream (subject to stores where the Corporation may sell cannabis accessories only, in compliance with applicable law, or sub-lease to an alternative tenant). In the event that the Corporation is unable to obtain permits and/or licences at numerous locations for which it has or will have a lease obligation, this could have a Material Adverse Effect on the Corporation’s business, financial conditions and operating results.

Management of Growth

The Corporation may be subject to growth-related risks. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to manage this growth may have a Material Adverse Effect on the Corporation’s business, financial condition, results of operations and growth prospects.

Anti-Money Laundering Laws and Regulation Risks

The Corporation is subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by Governmental Authorities internationally.

In the event that any of the Corporation’s proceeds, any dividends or distributions therefrom, or any profits or revenues accruing from operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Unknown Defects and Impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Corporation to such transaction, which may have a Material Adverse Effect on the Corporation. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Corporation enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Corporation. Any impairment charges on the Corporation’s carrying value of business arrangements could have a Material Adverse Effect on the Corporation.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Corporation, or the ability of the operators of the companies in which the Corporation will hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a Material Adverse Effect on the Corporation and the price of the Corporation’s securities could be adversely affected.

Credit and Liquidity Risk

The Corporation will be exposed to counterparty risks and liquidity risks including, but not limited to: (a) through suppliers of the Corporation which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those suppliers’ ability to perform their obligations under agreements with the Corporation; (b) through financial institutions that may hold the Corporation’s cash and cash equivalents; (c) through companies that will have payables to the Corporation; (d) through the Corporation’s insurance providers; (e) through the Corporation lenders, if any; and (f) the Corporation exercising its redemption right. The Corporation will also be exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Corporation. If these risks materialize, the Corporation’s operations could be adversely impacted and the price of the Corporation’s shares could be adversely affected.

Litigation

The Corporation may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Corporation is unable to resolve these disputes favourably, it may have a Material Adverse Effect on the Corporation. Even if the Corporation is involved in litigation and wins, litigation can redirect significant Corporation resources. Litigation may also create a negative perception of the Corporation. Securities litigation could result in substantial costs and damages and divert the Corporation’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Corporation could have a negative impact on the Corporation’s financial position.

Hedging Risk

The Corporation may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Corporation or adversely affect the financial and other terms the counterparty is able to offer the Corporation; (b) market liquidity risk – the risk that the Corporation has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in the Corporation incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect the Corporation from adverse changes in price fluctuations, it may also prevent the Corporation from fully benefitting from positive changes.

Cybersecurity Risks

The information systems of the Corporation and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, ransomware, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The operations of the Corporation depend, in part, on how well networks, equipment, information technology (“IT”) systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Corporation is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the reputation and results of operations of the Corporation.

The Corporation may from time to time collect and store personal information about its customers and will be responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly client lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a Material Adverse Effect.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Corporation’s board of directors and will depend upon the Corporation’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Corporation will declare a dividend on a quarterly, annual or other basis.

Operating Risks

Cannabis operations generally involve a high degree of risk. The Corporation’s suppliers will be subject to all of the hazards and risks normally encountered in the cannabis industry. Should any of these risks or hazards affect one of the Corporation’s suppliers, it may (a) cause the cost of development or production to increase to a point where it would no longer be economically viable to produce cannabis; and (b) cause delays or stoppage of operations. Although the Corporation is not dependent on any one supplier, the occurrence of either of the above-mentioned risks or hazards could have a Material Adverse Effect on the ability of the Corporation to carry out its business and the price of the Corporation’s securities.

Customer Acquisitions

The Corporation’s success depends, in part, on the Corporation’s ability to attract and retain customers. There are many factors which could impact the Corporation’s ability to attract and retain customers, including but not limited to the ability to continually source desirable product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a Material Adverse Effect on the Corporation’s business, operating results and financial condition.

Constraints on Marketing Products and Services

The development of the Corporation’s businesses and operating results may be hindered by applicable restrictions on promotions and marketing. The regulatory environment in Canada and abroad limits the Corporation’s ability to compete for market share in a manner similar to other industries. If the Corporation is unable to effectively market its products and services and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Corporation’s sales and operating results could be adversely affected, which could have a Material Adverse Effect on the Corporation’s business, financial condition and operating results.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Corporation’s suppliers are recalled due to an alleged product defect or for any other reason, the Corporation may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Corporation’s suppliers were subject to recall, the reputation of that product, the supplier and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on the Corporation.

Product Liability

As a seller of products designed to be ingested by humans, the Corporation will face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Corporation could result in increased costs to the Corporation, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a Material Adverse Effect on the results of operations and financial condition of the Corporation. There can be no assurances that the Corporation or the Corporation’s suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Environmental and Employee Health and Safety Regulations

The Corporation’s operations may be subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, the Corporation will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in costs for corrective measures, penalties or in restrictions on certain of the Corporation’s operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations or give rise to material liabilities, which could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

Dependence on Suppliers and Skilled Labour

The ability of the Corporation to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Corporation’s future success. Registration of the Corporation’s trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Corporation is pursuing or will pursue business opportunities and the validity of any registrations granted may subsequently be challenged by third parties. The outcome of these registration and validity challenge processes is unpredictable. Unauthorized parties may attempt to replicate or otherwise obtain and use the Corporation’s products and technology. Policing the unauthorized use of the Corporation’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Corporation may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Corporation.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licences from third parties who allege that the Corporation has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Transportation Risks

The Corporation’s suppliers will depend on fast and efficient courier services. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Corporation and/or the suppliers. Due to the nature of the business of the Corporation, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the business, financial condition and prospects of the Corporation. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada or other regulatory agencies, could also have an impact on the Corporation’s and/or its suppliers’ ability to continue operating.

Restructuring Costs

The Corporation implemented a restructuring plan to support long-term sales growth and profitability. Restructuring plans present significant potential risks that may impair our ability to achieve anticipated operating enhancements and/or cost reductions, or otherwise harm our business, including higher than anticipated costs in implementing our restructuring plan, as well as management distraction. Also, many of the Corporation’s employees have assumed additional duties and responsibilities. The restructuring program and workforce changes may negatively impact communication, morale, management cohesiveness and effective decision-making, which could have an adverse impact on business operations, internal controls, customer experience, sales and results of operations. Despite these cost control plans, costs may continue to increase for the foreseeable future. Furthermore, the Corporation continues to make significant investments in its strategic initiatives. There can be no assurance that the Corporation’s strategic initiatives and cost control efforts will result in the increased profitability, cost savings or other benefits that were expected, which could have a Material Adverse Effect on the Corporation’s business, financial condition and operating results.

DIVIDENDS AND DISTRIBUTIONS

There are no restrictions in the Corporation’s articles or other constating documents that could prevent the Corporation from paying dividends. However, the Corporation has not paid any dividends to date and it is not contemplated that any dividends will be paid in the immediate future. The Board will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Corporation’s financial position at the time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of April 29, 2021, there were 333,308,945 Common Shares issued and outstanding. Holders of the Common Shares are entitled to notice of and to attend at any meeting of the shareholders of the Corporation. At each such meeting holders of the Common Shares are entitled to one vote in respect of each Common Share held. Holders of Common Shares are entitled to receive, as and when declared by the directors of the Corporation, dividends in cash or property of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Common Shares are, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Common Shares, entitled to participate rateably along with all other holders of Common Shares.

The Common Shares are listed on the TSX under the trading symbol “FAF”.

Redemption Right

For the purposes of this AIF:

(a)	“Affiliate” has the meaning ascribed thereto in the CBCA;

(b)	“Business” means the conduct of any activities relating to the owning and operating of: (i) retail cannabis stores; or (ii) the wholesale supply and/or distribution of cannabis, in accordance with applicable law;

(c)	“Governmental Authority” means any Canadian or foreign, federal, provincial, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority);

(d)	“Licences” means all licences, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued or proposed to be issued by a Governmental Authority required for, or relating to, the conduct of the Business;

(e)	“LP Affiliate” has the same meaning as the term “affiliate” as contemplated under Ontario Regulation 468/18;

(f)	“Person” means an individual, partnership, corporation, limited liability corporation, trust or any other entity;

(g)	“Ownership” (and derivatives thereof) means: (i) ownership of record as evidenced in the Corporations’ share register; (ii) “beneficial ownership” as defined in Section 1 of the CBCA; or (iii) the power to exercise control or direction over a security.

(h)	“Redemption Right” means the Corporation’s right to redeem Common Shares subject to certain conditions as set forth in the Corporation’s constating documents.

(i)	“Specified Person” shall mean either: (i) one or more Licensed Producers or their LP Affiliate; and (ii) any person (including persons acting jointly or in concert) whose Ownership of Common Shares could reasonably be expected to result in the loss, suspension or revocation (or similar action) with respect to one or more Licences or in the Corporation or an Affiliate being unable to obtain any new Licences or to otherwise fail to comply with the requirements of a Governmental Authority in respect of the Corporation or an Affiliate’s Licences, as determined by the Board, in its sole discretion acting in good faith, after consultation with legal counsel and if a Licence application has been filed, after consultation with the applicable Governmental Authority.

In connection with obtaining additional or retaining current Licences in certain provinces or territories, the Corporation may be required to limit the ownership of its voting securities owned or controlled, directly or indirectly, by one or more Licensed Producers or their LP Affiliates, in the aggregate. The Redemption Right provides the Corporation the right, but not the obligation, subject to certain conditions, at its option to redeem Common Shares held by Specified Persons at the redemption price described below. The Redemption Right is intended to provide the Corporation and its Affiliates with flexibility to comply with regulations in various provinces where the Corporation conducts business or is expected to conduct business.

Upon any exercise of the Redemption Right, a redemption notice will be delivered by the Corporation to the Specified Person and will set forth: (a) the redemption date; (b) the number of Common Shares to be redeemed; (c) the formula pursuant to which the redemption price will be determined and the manner of payment therefor; (d) the place where such Common Shares (or certificate thereto, as applicable) will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer; (e) a copy of a valuation opinion (if applicable); and (f) any other requirement of surrender of the Common Shares to be redeemed. The redemption notice will be sent to the Specified Person not less than 30 trading days prior to the redemption date, except as otherwise provided below. The Corporation will send a written notice confirming the amount of the redemption price as soon as possible following the determination of such redemption price. The redemption notice may be conditional such that the Corporation need not redeem the Common Shares on the redemption date if the Board determines, in its sole discretion, that such redemption is no longer advisable or necessary.

The redemption date will be not less than 30 trading days from the date of the redemption notice unless:

(a) a Governmental Authority requires that the Common Shares be redeemed as of an earlier date; or (b) one or more Licences or the ability of the Corporation to obtain any additional Licence will be harmed if the redemption is not sooner than 30 trading days following the date of the redemption notice, in which case the redemption date will be such earlier date as determined by the Board, and if there is an outstanding redemption notice, the Corporation will issue an amended redemption notice reflecting the new redemption date forthwith.

From and after the date the redemption notice is delivered, a Specified Person owning Common Shares for redemption will cease to have any voting rights. From and after the redemption date, any and all rights of any nature which may be held by a Specified Person with respect to such person’s Common Shares will cease and, thereafter, the Specified Person will be entitled only to receive the redemption price, without interest, on the redemption date; provided, however, that if any such Common Shares come to be owned solely by persons other than a Specified Person (such as by transfer of such Common Shares to a liquidating trust, subject to the approval of any applicable Governmental Authority), such Persons may exercise voting rights of such Common Shares and the Board may determine, in its sole discretion, not to redeem such Common Shares. Following any redemption of the Common Shares in accordance with the terms described herein, the redeemed Common Shares will be cancelled.

If the Corporation exercises its right to redeem Common Shares from a Specified Person: (a) the Corporation may fund the redemption price, which may be substantial in amount in certain circumstances, from its existing cash resources, incurring debt, the issuance of a promissory note in the name of the Specified Person or a combination of the foregoing sources of funding; (b) the number of Common Shares outstanding will be reduced by the number of Common Shares redeemed; and (c) the Corporation will not be able to provide any assurance that the redemption will adequately address the concerns of any Governmental Authorities or enable the Corporation to obtain or retain any Licences. The Corporation will not be able to prevent a Specified Person from acquiring or reacquiring Common Shares, and can only address such unsuitability by exercising its redemption rights pursuant to the redemption provision. To the extent required by applicable laws, the Corporation may deduct and withhold any tax from the redemption price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the person in respect of which such deduction and withholding was made.

A Licensed Producer or LP Affiliate will be prohibited from acquiring or disposing of any Common Shares, directly or indirectly, in one or more transactions, without providing 15 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Chief Financial Officer. The foregoing restriction will not apply to the Ownership, acquisition or disposition of Common Shares as a result of: (a) transfer of Common Shares occurring by operation of law including, inter alia, the transfer of Common Shares to a trustee in bankruptcy; (b) an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Common Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction; or (c) the conversion, exchange or exercise of securities of the Corporation (other than the Common Shares) duly issued or granted by the Corporation, into or for Common Shares, in accordance with their respective terms. If the Board reasonably believes that a Licensed Producer or LP Affiliate has failed to comply with the foregoing restrictions, the Corporation may apply to the Superior Court of Justice of Ontario or such other court of competent jurisdiction for an order directing that the Licensed Producer or LP Affiliate disclose the number of Common Shares held.

The Corporation may not be able to exercise the Redemption Right in full or at all. Under the CBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the corporation is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the Corporation to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, the Corporation may become subject to contractual restrictions on its ability to redeem its Corporation Shares by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit the Corporation from exercising the Redemption Right in part or in full, the Corporation will not be able to exercise the Redemption Right absent a waiver of such restrictions, which the Corporation may not be able to obtain on acceptable terms or at all.

MARKET FOR SECURITIES

The Common Shares are traded on the TSX under the trading symbol “FAF”. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the Corporation’s most recently completed financial year (Sources: TMX Data; Yahoo Finance):

Period	High Trading Price	Low Trading Price	Volume
January 2021	$0.92	$0.77	23,610,852
December 2020	$0.95	$0.80	10,193,153
November 2020	$0.93	$0.76	7,222,063
October 2020	$0.86	$0.72	4,989,524
September 2020	$0.95	$0.71	6,240,626
August 2020	$1.03	$0.82	5,316,484
July 2020	$1.07	$0.71	8,232,932
June 2020	$0.80	$0.61	5,149,823
May 2020	$0.78	$0.52	5,751,332
April 2020	$0.65	$0.38	8,742,207
March 2020	$0.69	$0.28	16,365,763
February 2020	$1.01	$0.52	18,450,118

PRIOR SALES

During the most recently completed financial year, the Corporation issued the following securities not listed or quoted on a marketplace.

Date	Type of Security Issued	Issue/Exercise Price per Security		Number of Securities Issued
December 14, 2020	Options	$0.84		610,000
September 14, 2020	Options	$0.86		360,000
June 17, 2020(1)	April 2020 Convertible Debentures	-		8,200
April 29, 2020	Options	$0.60		3,457,500
April 28, 2020	Warrants	$1.40	(2)	3,523,705
April 28, 2020	Warrants	$1.875	(2)	11,048,651
April 28, 2020	Warrants	$2.00-$6.00	(2)	22,686,864
April 28, 2020	April 2020 Subscription Receipts	$1,000		8,200
April 28, 2020	April 2020 Convertible Debentures	$1,000		19,800
March 9, 2020	Options	$0.58		60,000

Note:

(1)	Issued upon exercise of 8,200 April 2020 Subscription Receipts following the satisfaction of certain escrow release conditions. See “General Development of the Business – Significant Financing Activities – Private Placement – Green Acre Capital”.
(2)	Exercise price was subsequently amended on September 15, 2020 pursuant to the Amending Agreement. For further details, see “General Development of the Business – Significant Financing Activities – Strategic Investment”.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the end of the Corporation’s most recently completed fiscal year, the following securities of the Corporation were subject to escrow or subject to a contractual restriction on transfer.

Designation	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Common Shares(1)	4,854,369	1.5%
Warrants(2)	10,505,779	100%
Warrants(2)	67,175,541	100%
Warrants(2)	133,390,789	100%
Convertible Debentures(2)	$2,407,415.15	100%

Notes:

(1)	Held in escrow to satisfy post-closing claims for indemnification in connection with the acquisition of Friendly Stranger. Subject to the terms of the FSHC SPA, a portion of the escrowed Common Shares will be released from escrow upon finalization of post-closing adjustments and the remainder will be released on June 1, 2021.
(2)	Issued in connection with the Strategic Investment and subsequent exercise of participation right. See “General Development of the Business – Significant Financing Activities – Strategic Investment” and “General Development of the Business – Significant Financing Activities – Private Placement – Green Acre Capital”. All such securities are restricted from transfer pursuant to the terms of the certificate evidencing such security.

DIRECTORS AND OFFICERS

Directors

Each of the directors of the Corporation is elected annually at the annual meeting of the shareholders to hold office for a term expiring at the close of the next annual meeting of shareholders, or until a successor is appointed or elected, and will be eligible for re-election. All directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed or until the director is removed at a meeting of shareholders. The following table sets forth, among other things, the name, province and country of residence, position, period served as a director, principal occupation during the last five (5) years and other current directorships for each person who serves as a director of the Corporation.

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years	Director of the Corporation Since
Trevor Fencott Ontario, Canada President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation President, Chief Executive Officer and Director of Fire & Flower Inc. Chief Legal Officer & Director of Mettrum Health Corp.	February, 2019
Harvey Shapiro Ontario, Canada Executive Chair	Executive Director of the Corporation and Chair of the Board Executive Director and Director of Fire & Flower Inc. Chairman and Vice-President of Emblem Corp.	February, 2019
Norman Inkster(1)(2) Ontario, Canada Director	Former President of Inkster Incorporated	February, 2019
Donald Wright Ontario, Canada Lead Independent Director	President and Chief Executive Officer of The Winnington Capital Group Inc.	January, 2018
Avininder Grewal Ontario, Canada Director	President, Chief Executive Officer and Director of Cinaport Capital Inc.	December, 2017

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years	Director of the Corporation Since
Sharon Ranson(1)(2) Ontario, Canada Director	President and Founder of the Ranson Group Inc.	February, 2019
Stéphane Trudel(1)(2)(3) Montreal, Canada	Senior Vice President of Operations of Alimentation Couche-Tard Inc.	June, 2020
Director	Vice President of Operations of Alimentation Couche- Tard Inc.
Senior Vice President of Growth and Strategy of CST Brands, Inc.
Director, Canadian Independent Petroleum Marketers Association
Director, Convenience Industry Council of Canada

Notes:

(1)	Member of the Corporate Governance and Compensation Committee of the Corporation’s board of directors (the “CGC Committee”)
(2)	Member of the Audit Committee of the Corporation’s board of directors (the “Audit Committee”)
(3)	Investor Nominee

Officers

The following table sets forth the name, province and country of residence, position and principal occupation during the last five (5) years for each executive officer of the Corporation.

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years
Trevor Fencott Ontario, Canada President and Chief Executive Officer	President, Chief Executive Officer and Director of the Corporation and FFI Chief Legal Officer & Director of Mettrum Health Corp.
Harvey Shapiro Ontario, Canada Executive Chair	Executive Chair/Executive Director and Director of the Corporation and Executive Director and Director of FFI Chairman and Vice-President of Emblem Corp.
Nadia Vattovaz Ontario, Canada Chief Financial Officer and Executive Vice-President, Operations

Chief Financial Officer of the Corporation and FFI Executive Vice-President of Finance of FFI

Vice-President, Finance and Procurement of Holt, Renfrew & Co., Limited

Vice-President, Finance Shared Systems & Services of Canadian Tire Corporation, Limited

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years
Matthew Anderson Alberta, Canada Corporate Secretary	Corporate Secretary of the Corporation Vice President, Legal & Business Affairs of the Corporation and FFI Corporate and Commercial Lawyer at Duncan Craig LLP
Matthew Hollingshead Ontario, Canada President of Hifyre	President and Chief Executive Officer of Hifyre.

Ownership of Shares

As of the date of this AIF, the directors and executive officers of the Corporation, as a group, owned or exercised control or direction over, directly or indirectly, an aggregate of 31,603,870 Common Shares (approximately 9.48% of the Common Shares, issued and outstanding).

Cease Trade Orders

Except as disclosed below, no director or executive officer of the Corporation is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Donald Wright was chairman of Jaguar Resources Inc. (“Jaguar”), a TSX listed issuer, when a cease trade order (the “CTO”) was issued by each of the Alberta Securities Commission (the “ASC”) and the British Columbia Commission (the “BCSC”) on May 6 and May 8, 2015, respectively, for Jaguar’s failure to file its annual audited financial statements, annual MD&A and certification of the annual filings for the fiscal year ended December 31, 2014. While subject to the CTO, Jaguar issued, in contravention of the CTO, promissory notes in the aggregate amount of $187,873.71 to certain investors familiar with Jaguar’s business for the purpose of providing Jaguar with working capital to complete the prescribed regulatory filings and seek revocation of the CTO. Following the contravention, Jaguar and each of its chief executive officer, chief financial officer and directors provided undertakings to the executive director of the ASC in respect of the contravention. The ASC and the BCSC revoked the CTOs on May 15, 2016.

Bankruptcies

Except as disclosed below, no director or executive officer of the Corporation or, to the knowledge of the Corporation, any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as of the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date of this AIF, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”), a TSX listed issuer, when Tuscany announced on February 2, 2014 that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. commenced proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the US Code. Mr. Wright resigned from Tuscany in February 2014.

Penalties and Sanctions

To the knowledge of the Corporation and its management, no director or executive officer of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Corporation are associated with other reporting issuers or other corporations that may give rise to conflicts of interest. In accordance with the CBCA, directors or officers of the Corporation who have a material interest in a material transaction or a proposed material transaction with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation.

Some of the directors and officers of the Corporation have or will have either other employment or other business or time restrictions placed on them and, accordingly, these directors and officers of the Corporation will only be able to devote part of their time to the affairs of the Corporation. The Corporation specifically notes that Mr. Stéphane Trudel, a director of the Corporation, is also Senior Vice President of Operations of Alimentation Couche-Tard.

COMMITTEES

Audit Committee

The Audit Committee meets with the Chief Financial Officer of the Corporation and the independent auditors of the Corporation to review and inquire into matters affecting financial reporting, the system of internal accounting, financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the directors the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the directors for approval the annual consolidated financial statements, the annual report and certain other documents required by regulatory authorities.

The Audit Committee is currently comprised of three (3) individuals, all of whom are financially literate. The current members of the Audit Committee are Sharon Ranson (Chair), Norman Inkster and Stéphane Trudel. Each of the members of the Audit Committee is considered to be independent under National Instrument 52-110 – Audit Committees. A copy of the Audit Committee charter is attached as Schedule “A” hereto.

Pre-Approval Policies and Procedures of Non-Audit Services

The Audit Committee has, within the charter of the Audit Committee, adopted specific responsibilities and duties regarding the provision of services by the registrant’s external auditors, currently PricewaterhouseCoopers LLP. This charter requires Audit Committee pre-approval of all permitted audit and audit-related services. Any non-audit services must be submitted to the Audit Committee for review and approval. Under the charter, all permitted services to be provided PricewaterhouseCoopers LLP must be pre-approved by the Audit Committee.

Corporate Governance and Compensation Committee

The CGC Committee is comprised of Norman Inkster (Chair), Sharon Ranson and Stéphane Trudel. The overall purpose of the CGC Committee as set out in the CGC Committee’s mandate is to assist the Board (a) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (b) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation; and (c) in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out below, the Corporation is not aware of: (a) any legal proceedings to which the Corporation is a party, or to which any of the Corporation’s property is subject, which would be material to the Corporation or of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor making an investment decision, and (c) any settlement agreements that the Corporation has entered into before a court relating to securities legislation or with a securities regulatory authority.

On April 28, 2021, FFI was served with a Notice of Civil Claim in the Supreme Court of British Columbia by Flora (Dawson Creek) enterprises Inc., Flora (Prince George) Enterprises Inc. and Tridelion Enterprises Inc., as plaintiffs, with respect to four asset purchase agreements for cannabis retail store locations in Kamloops, Vernon, Prince George and Quesnel, British Columbia which the parties agreed to terminate on April 6, 2020. The claim alleges breach by FFI of the asset purchase agreements and seeks an undefined amount of damages, a portion of which includes claims for the remainder of the purchase price under the terminated asset purchase agreements related to such cannabis retail stores, totalling $8.1 million. FFI intends to vigorously defend itself against the claims made by the plaintiffs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, the Corporation is not aware of any material interests, direct or indirect, of: (a) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent (10%) of the voting rights attached to the Common Shares; (b) any of the Corporation’s directors or subsidiaries’ directors or executive officers; or (c) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within the three (3) most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Investor Services Inc. located at 100 University Ave, 8th Floor, Toronto, Ontario, M5J 2Y1.

INTERESTS OF EXPERTS

MNP LLP were the auditors of the Corporation prior to the completion of the Qualifying Transaction and have performed the audit in respect of the audited financial statements of the Corporation for the period from the date of incorporation (December 12, 2017) to February 28, 2018. MNP LLP are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

UHY McGovern Hurley LLP were the auditors of the Corporation until July 25, 2019. UHY McGoven Hurley LLP performed an audit in respect of the audited financial statements of: (a) the Corporation for the year ended February 2, 2019; and (b) Old FFI for the 52 week period ended February 2, 2019. UHY McGovern Hurley LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

As of July 25, 2019, the Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, Toronto, Ontario. PricewaterhouseCoopers LLP performed an audit in respect of the audited financial statements of the Corporation for the 52 weeks ended February 1, 2020 and January 30, 2021. PricewaterhouseCoopers LLP is independent of the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

No person or company who is named as having prepared or certified a part of the AIF or prepared or certified a report or valuation described or included in the AIF has, or will have, any direct or indirect interest in FFI or the Corporation.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts the Corporation is a party to are the following, including material contracts entered into subsequent to January 30, 2021.

1.	The warrant indenture dated June 26, 2019 between the Corporation and CTCC governing 7,558,264 common share purchase warrants.

2.	The subscription agreement dated July 23, 2019 between the Corporation and Alimentation Couche-Tard which sets out the terms of the Strategic Investment.

3.	The Investor Rights Agreement.

4.	The Amending Agreement.

5.	The Commitment Letter.

6.	The FSHC SPA.

7.	The Distribution Agreement.

ADDITIONAL INFORMATION

Additional information regarding the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at https://fireandflower.com/.

Additional information, including the remuneration and indebtedness of the directors and executive officers of the Corporation, principal holders of the Corporation’s securities and the securities authorized for issuance under equity compensation plans, is contained in the management information circular of the Corporation for the most recent annual general and special meeting of Shareholders, which was held on June 15, 2020.

Additional financial information relating to the Corporation is provided in the Corporation’s audited financial statements and management’s discussion and analysis for the 52 weeks ended January 30, 2021.

SCHEDULE “A”

Audit Committee Charter

AUDIT COMMITTEE CHARTER

1. Introduction

The Audit Committee (the “Committee” or the “Audit Committee”) of Fire & Flower Holdings Corp. (formerly Cinaport Acquisition Corp. II) (the “Company”) is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2. Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

Each member of the Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Meetings

Number of Meetings

The Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4. Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a)	General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under IFRS;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower program; and

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e)	Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

(f)	Periodical Review of Procedures

The Audit Committee shall assess the adequacy of the procedures set out in (d) and (e) above on an annual basis and shall make recommendation to the Board with respect to any necessary amendments to this Audit Committee Charter.

Auditors

(a)	General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b)	Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)	Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d)	Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e)	Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)	Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h)	Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i)	Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of theAudit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j)	Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)	Communication with Internal Auditor

The internal auditor, when appointed, shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a)	General

The Audit Committee shall review the Company’s system of internal controls.

(b)	Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub- committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. Authority

The Audit Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	to communicate directly with the internal and external auditors.

6. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

7. Mandate Review

The Audit Committee shall review and update this Mandate annually and present it to the Board for approval where the Audit Committee recommends amendments to this Mandate.